UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On May 19, 2021, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its annual general meeting of shareholders.  The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 4: Adoption of the annual accounts for the financial year 2020.

ProQR shareholders approved the adoption of the annual accounts for the financial year 2020.

Agenda Item 5: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2020.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2020.

Agenda Item 6: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2020.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2020.

Agenda Item 7: Re-appointment of Supervisory Board member Antoine Papiernik.

ProQR shareholders approved the re-appointment of Supervisory Board member Antoine Papiernik.

Agenda Item 8: Appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2022.

ProQR shareholders approved the appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2022.

Agenda Item 9: First amendment of the Articles of Association of the Company.

ProQR shareholders approved the first amendment of the Articles of Association of the Company.

Agenda Item 10: Second amendment of the Articles of Association of the Company.

ProQR shareholders approved the second amendment of the Articles of Association of the Company.

Agenda Item 11: Amendment of the compensation principles for the Supervisory Board.

ProQR shareholders approved the amendment of the compensation principles for the Supervisory Board.

Agenda Item 12: Authorization of the Management Board to issue ordinary shares.

ProQR shareholders approved the authorization of the Management Board to issue ordinary shares.

Agenda Item 13: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 20, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer